ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34783
March 27, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated March 6, 2006 and entitled "Notice Concerning the Determination of the Offer Price of Our Shares";

2. Press release dated March 24, 2006 and entitled "Notice Concerning the Determination of the Number of New Shares to be issued by way of Third Party Allotment"; and

3. Brief Description of Japanese Language Documents.

3/29

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No.82-34783

T&D

T&D Life Group

March 6, 2006

T&D Holdings, Inc.
Representative: Naoteru Miyato, President
Security Code: 8795

Notice Concerning the Determination of the Offer Price of Our Shares

T&D Holdings, Inc. (the "Company") has determined the offer price in connection with the issuance of new shares and the secondary offering of shares of common stock of the Company in Japan, which was approved at a meeting of the Board of Directors of the Company held on February 16, 2006.

1. Issuance of new shares by way of public offering

(1) Offer price:
¥ 8,026 per share

(2) Aggregate offer price:
¥ 33,709,200,000

(3) Issue price:
¥ 7,698.40 per share

(4) Aggregate issue price:
¥ 32,333,280,000

(5) Portion of the issue price which will not be transferred to stated capital:
¥ 3,848.40 per share

(6) Subscription period:
From March 7, 2006 to March 9, 2006

(7) Payment date:
March 14, 2006

Note: The underwriters will purchase the shares of common stock of the Company at the issue price and offer them at the offer price.

2. Secondary offering by way of over-allotment (See "(Reference) 2. Secondary offering by way of over-allotment")

(1) Number of shares to be offered and sold:
630,000 shares

(2) Offer price:
¥ 8,026 per share

(3) Aggregate offer price:
¥ 5,056,380,000

(4) Subscription period:
From March 7, 2006 to March 9, 2006

(5) Delivery date:
March 15, 2006

3. Issue of new shares by way of third party allotment

(1) Issue price:
¥ 7,698.40 per share

(2) Aggregate issue price (maximum amount):
¥ 4,849,992,000

(3) Portion of the issue price which will not be transferred to stated capital:
¥ 3,848.40 per share

(4) Subscription date:
March 28, 2006

(5) Payment date:
March 28, 2006

(Reference)

1. Calculation of offer price

(1) Calculation date and closing price thereon:
Closing price at the Tokyo Stock Exchange, Inc. on March 6, 2006: ¥ 8,190

(2) Applied discount rate: 2.00 %

2. Secondary offering by way of over-allotment

The secondary offering by way of over-allotment will be made by Nomura Securities Co., Ltd. along with, and taking into account market demand for, the public offering of new shares set out in "1. Issuance of new shares by way of public offering" above, by utilizing shares to be borrowed by Nomura Securities Co., Ltd. from Nomura Holdings, Inc., a shareholder of the Company.

In connection with this offering, at a meeting held on February 16, 2006 the Board of Directors of the Company resolved to issue new shares to Nomura Securities Co., Ltd. by way of third party allotment in order for Nomura Securities Co., Ltd. to return such shares to Nomura Holdings, Inc. The payment date of this issuance of new shares by way of third party allotment is Tuesday, March 28, 2006.

Nomura Securities Co., Ltd. may purchase shares ("Syndicate Cover Transactions") on the Tokyo Stock Exchange, Inc., up to the number of shares offered in the offering by way of over-allotment. Such purchases would be made between Friday, March 10, 2006 and Monday, March 20, 2006 (the "Syndicate Cover Transaction Period"). Shares purchased through the Syndicate Cover Transactions will be used to return borrowed shares.

During the Syndicate Cover Transaction Period, there may be no Syndicate Cover Transactions at all, or the transactions may be ceased before the maximum number of shares to be purchased, at the discretion of Nomura Securities Co., Ltd.

Nomura Securities Co., Ltd. may also conduct stabilizing transactions with regard to shares during the subscription period for the public offering of new shares and the secondary offering by way of over-allotment. Shares purchased through such stabilizing transactions may be used to return borrowed shares.

Nomura Securities Co., Ltd. will subscribe new shares to be issued by way of third party allotment of such number of residual borrowed shares after the Syndicate Cover Transactions and stabilizing transactions. Therefore, some or all of the new shares to be issued by way of third party allotment may not be subscribed by Nomura Securities Co., Ltd. and, consequently, the number of new shares to be issued by way of third party allotment may be decreased or the issuance of new shares by way of third party allotment may be canceled.

3. Use of proceeds

We expect to receive net proceeds of approximately ¥ 32,184 million from the issuance of new shares by way of public offering. Out of such ¥ 32,184 million, we will invest ¥ 32,000 million in the equity of our wholly-owned subsidiary, T&D Financial Life Insurance Company, to strengthen its financial soundness to achieve medium-term growth. The balance, together with the amount raised by the issuance of new shares by way of third party allotment, will be utilized as working capital of the Company. T&D Financial Life Insurance Company intends to use the net proceeds to invest in its business corresponding to the expansion of sales of insurance products through banks.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on March 6, 2006 by T&D Holdings, Inc. The purpose of this press release is to make a general public announcement of the public offering of new shares and the secondary offering of the shares. It has not been prepared for the purpose of soliciting investments in the shares.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

File No.82-34783

T&D Life Group

March 24, 2006

T&D Holdings, Inc.
Representative: Naoteru Miyato, President
Security Code: 8795

Notice Concerning the Determination of the Number of New Shares to be issued by way of Third Party Allotment

In connection with the issuance of new shares of common stock of T&D Holdings, Inc. (the "Company"), which was resolved at a meeting of the Board of Directors of the Company held on February 16, 2006, to occur simultaneously with the issuance of new shares by way of public offering and secondary offering by way of over-allotment, the Company has received notice from the party to receive allocation to the effect that it intends to subscribe for 630,000 shares.

(1) Number of new shares to be issued:
630,000 shares
(Number of new shares originally scheduled to be issued: 630,000 shares)

(2) Aggregate issue price:
¥ 4,849,992,000 (¥ 7,698.40 per share)

(3) The amount which will be transferred to stated capital:
¥ 2,425,500,000 (¥ 3,850.00 per share)

(4) Subscription date:
Tuesday, March 28, 2006

(5) Payment date:
Tuesday, March 28, 2006

(Reference)

1. The issuance of new shares mentioned above was resolved at a meeting of the Board of Directors of the Company, to occur simultaneously with the issuance of new shares by way of public offering and secondary offering by way of over-allotment. For detailed information with respect to the issuance of new shares by way of third party allotment mentioned above, please see the press release entitled "Notice Concerning the Issuance of New Shares and Secondary Offering of Issued Shares" dated February 16, 2006.

2. Change in the number of issued shares due to the issuance of new shares by way of third party allotment

Number of current issued shares: 245,700,000 shares (as of March 24, 2006)
Number of shares resulting from the issuance of new shares: 630,000 shares
Number of issued shares after the issuance of new shares: 246,330,000 shares

3. Use of proceeds

The net proceed of approximately ¥ 4,827 million from the issuance of new shares by way of third party allotment will be utilized as working capital of the Company.

Attention

This document is a translation of a press release that was announced on the Tokyo Stock Exchange, Inc. on March 24, 2006 by T&D Holdings, Inc. The purpose of this press release is to make a general public announcement of the public offering of new shares and the secondary offering of the shares. It has not been prepared for the purpose of soliciting investments in the shares.

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Amendments to Securities Registration Statements

Amendments to securities registration statements regarding the issuance of new shares by way of public offering, secondary distribution of issued shares by way of over-allotment and the issuance of new shares by way of third party allotment were filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on March 6, 2006. Such amendments to securities registration statements are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.